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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-53984


                   Summary of Supplement No. #1 to Prospectus
                 (See the Supplement for Additional Information)

Supplement No. 1 dated August 10, 2001:

     (1) Reports on our potential acquisition of ten extended-stay hotels for an aggregate purchase price of $119,000,000.

     (2) Reports on short-term financing provided by us in the amount of $47,000,000 (with interest to accrue at 12% year and a maturity date of either the close of the potential acquisitions or August 31, 2001, whichever is earlier) to the parent company of the prospective seller of the hotels.

     (3) Provides certain other information about us and the potential hotel acquisition

     As of May, 2001, we closed on the sale of 3,157,894.70 units and raised $30,000,000 at a price of $9.50 per unit. A unit consists of one common share and one class A preferred share. As of July 20, 2001, we sold 4,598,601 units at a price of $10 per unit and raised $45,986,010. These sales, when combined, represent gross proceeds of $75,986,010, and proceeds net of selling commissions and marketing expenses of $68,387,409. We are continuing the offering at $10 per unit in accordance with the prospectus.

     In the event the potential acquisitions are consummated, we would be required to pay 2% of the total purchase price, or $2,380,000, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer. If the acquisitions occur, we also anticipate spending a total of approximately $19,380,000 in improvements to the hotels over the next 12 months.